File No. 70-9135

CERTIFICATE OF NOTIFICATION

(Rule 24)

to the

SECURITIES AND EXCHANGE COMMISSION

by

YANKEE ATOMIC ELECTRIC COMPANY (YANKEE ATOMIC)

     It is hereby certified that the transactions detailed below, if any, which were covered by the Statement on Form U-l as amended and the Order of the Securities and Exchange Commission dated December 30, 1997 with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statement and Order of the Commission, as follows:

     During the quarter ended December 31, 2002, Yankee Atomic made no new money borrowings and had no short-term debt outstanding.

     The required "Past Tense" Opinion is filed herewith as Exhibit I.

SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of l935, the undersigned company has duly caused this Certificate of Notification to be signed on its behalf by the undersigned officer thereunto duly authorized.

YANKEE ATOMIC ELECTRIC COMPANY
s/Merrill J. Atkins
____________________________________
Merrill J. Atkins
Clerk

Date: February 10, 2003

EXHIBIT INDEX

Exhibit No.	Description	Page
I	"Past Tense" Opinion	Filed herewith

Exhibit I

25 Research Drive, Westborough, Massachusetts 01582

============================================

                                                                                                                   February 10, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

     Re: File No. 70-9135

Dear Commissioners:

     Form U-1 and amendments thereto filed in the above proceeding (the "Application/Declaration") were permitted to become effective by the Commission's Order dated December 30, 1997 (the "Order"). The Order authorized certain short-term borrowings by Yankee Atomic Electric Company ("Yankee Atomic") through December 31, 2002, in amounts not to exceed a maximum aggregate principal amount of $10 million outstanding at any one time. As counsel for Yankee Atomic, I have reviewed the actions taken subsequent to my opinion dated December 18, 1997 (the "1997 Opinion"), to carry out the transactions described in the Application/Declaration (the "Transactions").

     I have reviewed the 1997 Opinion, which was filed by amendment as Exhibit F to the statement on Form U-1 in the above proceeding, and I hereby confirm the various opinions and statements contained therein. It is my opinion that:

(a)	the Transactions have been carried out in accordance with the Application/Declaration;
(b)	all state laws applicable to the Transactions have been complied with;
(c)	Yankee Atomic is validly organized and duly existing; and
(d)	the consummation of the Transactions did not violate the legal rights of the holders of `any securities issued by Yankee Atomic, or any associate company.

Very truly yours,
s/Kirk L. Ramsauer
Kirk L. Ramsauer
Deputy General Counsel